MEMORANDUM
TO:    Michael Kosoff, Esq.
Senior Special Counsel
Disclosure Review and Accounting Office Division of Investment Management
U. S. Securities and Exchange Commission

FROM:    Alison Samborn, Esq.
Associate General Counsel, Insurance Legal
DATE:    December 22, 2023
SUBJECT:    Response to Comments for Initial Contingent Deferred Annuity Registration Filing, Form S-1, File No. 333-272978; Jackson National Life Insurance Company; Jackson National Separate Account I ("Registrant")
This memorandum is in response to the comments you provided via email on August 16, 2023, for the above referenced filing.

In the interest of convenience for the staff of the Securities and Exchange Commission, this memorandum provides our understanding of each of the specific comments, followed respectively by narrative responses (in bold).

The following comments and responses apply to the initial registration filing referenced above. Excerpted pages of the Statutory Prospectus, marked to show the changes discussed below, are attached and will be provided electronically. Page references in the responses are to the pdf page of the attached marked copy of the document. A pre-effective amendment to the above-referenced registration statement will subsequently be filed in response to the comments.
General

1.Please confirm that all missing information, including all exhibits and financial statements, will be filed in a pre-effective amendment to the registration statement. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: All missing information, including financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

2.Since the registration statement will go effective 135 days after the end of Jackson’s last fiscal year-end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included in your pre-effective amendment.

Response: Any required interim financial statements will be included in a pre-effective amendment prior to going effective.

3.Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of Jackson’s obligations under the Certificate or whether Jackson will be solely responsible for any benefits or features associated with the Certificate.

Response: Jackson will be solely responsible for the financial benefits and guarantees associated with the Certificate.

4.The cover letter accompanying the registration statement states that the contingent deferred annuity (“CDA”) will be offered to members of AARP.

a.Please explain supplementally how AARP will be involved in the distribution and marketing of this product. For example, will AARP solicit its members and will its name be included in any marketing materials.

Response: AARP's role in distribution and marketing is limited to (1) license to use its brand in the product name and marketing materials, (2) access to its membership, and (3) the placement of advertisements on its website.

b.Please explain supplementally whether AARP provided any input on the operation of the CDA or the investment allocation requirements.

Response: AARP has not provided input on product design, pricing, or investment allocation requirements.

c.Please explain whether AARP has any association with the approved financial institutions. (For example, are they approved by AARP.)

Response: AARP has no association with, and will not be involved in the approval or disapproval of any of the approved financial institutions.

d.Please explain whether continuing AARP membership is required to own the CDA.

Response: Continuing AARP membership is not required to maintain ownership of the CDA. While the product will be marketed and sold exclusively to AARP members, a lapse in membership post-issue would not result in termination of the CDA certificate.

e.Please explain supplementally whether, for purposes of the Section 2(a)(11) of the Securities Act of 1933 (“Securities Act”), AARP should be considered an underwriter for the CDA.

Response: Jackson National Life Distributors LLC (CRD No. 40178) (“JNLD”), who will serve as principal underwriter, will be the only underwriter of the CDA and be responsible for reviewing and filing certain marketing materials related to the CDA with the Financial Industry Regulatory Authority, Inc. (“FINRA”) pursuant to FINRA Rule 2210. AARP will be licensing use of its brand, providing access to its membership, and allowing marketing materials about the CDA to be featured on its website. AARP will not be taking possession of any securities, and will not be distributing, soliciting, or recommending any securities to potential purchasers of the CDA. AARP will also not serve as the selling broker-dealer, will not hold any customer funds or securities, and will not open any brokerage customer accounts for any prospective purchasers of the CDA.

Section 2(a)(11) of the Securities Act of 1933 (the “Securities Act”) defines an “underwriter” as any person who purchases securities from an issuer “with a view to…the distribution” of such security, or anyone whom “participates” in such activity. As noted above, AARP is not “purchasing” any securities from the issuer of the CDA, as it will not be taking possession of any securities or otherwise distributing any such securities. Further, we understand that AARP is not “participating” in the underwriting activities, since JNLD will be serving as the principal underwriter of the CDA and AARP will not be selling or soliciting with respect to the CDA. AARP's primary function – namely, to provide a license and access to its membership, as well as approve marketing to be placed on its website – are not within the scope or intended meaning of an “underwriter” in the Securities Act.

f.Please disclose in the prospectus AARP’s role with respect to the CDA, including any compensation it receives with respect to the marketing or sales of the CDA.

Response: We have added new disclosures in a subsection titled AARP.

Cover Page

5.Please include disclosure on the cover page that an investor should not purchase this CDA if the investor intends to take regular withdrawals in excess of the GAWA (or any RMDs) or does not intend to take periodic withdrawals.

Response: We have added this disclosure.

6.Please include disclosure on the cover page that the Certificate does not provide tax deferral benefits to Non-Qualified Accounts and provides no other tax benefit than that already provided under the Internal Revenue Code for Qualified Accounts, Traditional IRAs, SEP IRAs, and Roth IRAs.

Response: We have added this disclosure.

7.At the end of the second sentence of the bolded paragraph at the bottom of the cover page, please include a cross-reference to the “Key Facts” section of the prospectus.

Response: We have added this cross-reference.

Key Facts (p. 4)

8.Please make clear in the key facts and summary section that until an investor’s Account Value is reduced to zero, any withdrawals are a withdrawal of the investor’s own money from his/her Account. Payments are only paid by Jackson when Account Value drops to zero for any reason other than an Early or Excess Withdrawal.

Response: We have added these disclosures.

9.Please revise the final bullet to note in the first sentence that the tax consequences of owning the CDA are uncertain.

Response: We have added this disclosure.

Summary (p. 5)

10.The prospectus states that “[y]ou must provide us with the information we deem necessary, in our discretion, to monitor the investments in your Investment Portfolio.” Please clarify whether the investor needs to send information to Jackson or if it is the approved Financial Institution that transmits the information (with the consent of the investor).

Response: It is the investor's obligation to ensure that we receive the information necessary to monitor the Account. In practice, this obligation will be met by arranging to have the financial institution transmit that information to Jackson. The prospectus has been revised to add clarity.

11.In the penultimate sentence of the third paragraph, please clarify that payments will not be made until the Covered Person (or Youngest Covered Person, if applicable) reaches age 60.

Response: Respectfully, this is not an accurate statement. If the Account Value drops to zero for any reason other than Early Withdrawal, Excess Withdrawal, or election of the Conversion Option, Jackson would begin making GAWA payments to the owner. This is true even if the Covered Person (or youngest Covered Person) has not yet reached the minimum activation age of 60. In this scenario, as disclosed in the paragraph identified in this comment, we would treat the date the Account Value drops to zero as the Activation Date, and calculate the GAWA as though the owner were age 60 on that date. No revisions have been made in response to this comment.

12.In the subsection on investment restrictions, please clarify that the investment restrictions may change from time-to-time and that notice will be provided when a change occurs and when the investor may be required to reallocate his or her investments. Please also clarify how much time the investor has to take corrective action.

Response: Jackson does not intend to change allocation requirements of existing investment portfolios. Any changes would be made by adding a new investment portfolio and restricting new elections of existing investment portfolios. If we were to add a new investment portfolio and restrict new elections of existing investment portfolios, we would not force any investor out of their existing investment portfolios, so no reallocation would be required. No revisions have been made in response to this comment.

Certificate Charges (p. 7)

13.Please prominently state that the certificate fee is in addition to any fee the investor pays to a registered investment advisor and expenses that are deducted from the underlying funds’ assets, including management fees, distribution and/or service (12b-1) fees, and other expense. Please also add similar language to the Key Facts, Contract Overview, and Certificate Charge sections of the prospectus.

Response: We have added these disclosures.

Certificate Overview (p. 8)

14.Please state in the overview that subsequent Contributions are only permitted in the first Certificate Year only.

Response: We have added this disclosure.

15.Please state in the Investment Requirements row that any withdrawals must be taken pro-rata from all underlying funds in the Investment Portfolio.

Response: We have added this disclosure.

16.Please clarify what is included in incidental charges (e.g., brokerage fees).

Response: We have revised this disclosure.

Risk Factors (pp. 9-11)

17.Please disclose that the Certificate is not a short-term investment. The Certificate is designed as a long-term investment and to provide lifetime withdrawal benefits to protect investors from outliving the assets in the Account.

Response: We have added this disclosure to an existing risk factor.

18.The risk disclosure states that a “Step-Up to your GWB does not guarantee an increase in your GAWA.” It appears that if a Step-Up increases an investor’s GWB, but not the GAWA, the impact of the Step-Up is to increase fees with little or no additional benefit to the investor. If this is accurate, please include language to this effect.

Response: We have incorporated this revision.

19.The prospectus states that “[i]t is important to note that all withdrawals from your Account (including GAWA withdrawals) make it less likely that future Step-Ups to your GWB (if any) will increase your GAWA.” Please add “and certificate charges” to the first parenthetical.

Response: We have incorporated this revision.

20.The disclosure states that if Jackson removes an approved Financial Institution, the investor must move his/her Account to an approved Financial Institution. Please explain supplementally whether there are any assurances that there will always be Financial Institutions available and licensed to do business in the investor’s state

Response: We are targeting large, national financial institutions for this purpose, and can assure there will always be at least one financial institution available and licensed to do business in an investor's state.

State Variations (p. 12)

21.The disclosure regarding state variations appears to be duplicated on both pages 17 and 34. Please consolidate these sections.

Response: We have deleted one of the duplicate sections.

Guaranteed Minimum Withdrawal Benefit (pp. 12-13)

22.The prospectus states that there are no guarantees that the GAWA will be sufficient to cover any individual’s particular needs and, even with Step-Ups, may not keep pace with inflation. Please add this disclosure to the Risk Factors section of the prospectus.

Response: We have incorporated this revision.

23.In the paragraph beginning “The GWB can never be more than $10 million”, please include, to the extent accurate, that the GWB will be reduced on a dollar-for-dollar basis for each GAWA withdrawal and for the payment of the Certificate Charge.

Response: Withdrawals to pay the Certificate Charge are covered under the Annual Fee Allowance and do not reduce the GWB. No revisions were made in response to this comment.

24.The prospectus states that Jackson may prospectively change the GAWA % and that this will be disclosed in a prospectus supplementally. Please explain supplementally how Jackson intends to supplement the prospectus. For example, does Jackson intend to file a post-effective amendment or make a filing pursuant to rule 424 under the Securities Act.

Response: Jackson proposes to utilize 424 supplement filings to provide notice of changed GAWA%. Any new GAWA% would impact new applicants/purchasers only. The 424 supplement would be inserted into the prospectus for new sales and posted with the prospectus only for reference.

25.The prospectus states that “the actual GAWA % applicable to your Certificate will be reflected in your Certificate Data Pages.” Please also clarify that the GAWA % will not change for the life of the Certificate.

Response: We have incorporated this revision.

26.The Proportional Reduction Factor formula on page 16 does not appear to match the formula used in Example 5 of Appendix A. While the results appear to be the same, for consistency, please use the same methodology in both the prospectus narrative and the examples.

Response: We have incorporated this revision.

Divorce Before Activation Date (p. 14)

27.If upon divorce, the Account is divided between former spouses, the prospectus states that “[t]he Certificate Owner may request the Certificate to be reissued as one or two new Certificates. All requirements for a new sale of a Certificate would apply, including redetermination of the GMWB values. Please clarify if the new Certificates will be subject to the then-currently offered GAWA percentage.

Response: Reissued Certificates would be subject to then-currently offered GAWA percentages. The language in this section has been revised to provide more clarity on this point.

Divorce After Activation Date (p. 14)

28.Please clarify whether the two payees includes both former spouses.

Response: The disclosure covers any request to divide payments between multiple payees, including both former spouses.

Conversion Option (p. 15)

29.Please clarify if this annuitization option is part of this CDA or whether it is an exchange into a separate immediate annuity. If the former, please describe the annuity options available under the Certificate.

Response: The Conversion Option is considered part of this CDA. We have added disclosures describing the available annuity payment options.

30.Please explain supplementally if it is possible any payout under the Conversion Option may be less than the GAWA. If it is, please disclose this risk to the investor.

Response: We have incorporated this revision.

Certificate Charge (p. 16)

31.If accurate, please state that the Certificate Charge can be paid from other assets the investor has or from Account Value. Describe what investors need to do in order to have Certificate Charges paid from Account Value.

Response: We have incorporated this revision.

Annual Fee Allowance (p. 18)

32.Please clarify whether payments to a registered investment adviser are part of this allowance.

Response: Fees paid to a registered investment adviser are not included in the Annual Fee Allowance.

Investment Portfolios (p. 19)

33.Please disclose any compensation or other conflicts of interest with respect to Jackson’s selection of underlying funds.

Response: No compensation or inherent conflicts of interest exist in the selection of underlying funds. The prospectus has been revised for clarity.

34.Please disclose the historical Investment Portfolios as an appendix to the prospectus so current investors can see their applicable Investment Portfolios.

Response: We have added a Historical Investment Portfolios appendix.

35.Please consider providing the weighted average underlying fund expenses for each Investment Portfolio tier.

Response: These are exchange traded funds which have no overlay fees. No changes have been made in response to this comment.

36.When replacing an underlying fund, please explain whether the investor must rebalance to meet the Investment Portfolio Allocation Requirements, or can the investor simply replace the old underlying fund with the new underlying fund and then rebalance at the next rebalance date.

Response: We have added disclosure confirming that replacement of an underlying fund triggers a duty to fully rebalance the Investment Portfolio at the time of the replacement.

37.It appears each Investment Portfolio will hold the same underlying funds but with different allocation requirements. As a result, if after purchase, an investor is not satisfied with a particular Underlying Fund, the only options appear to be to continue holding the underlying fund consistent with the Allocation Requirements or to terminate the Certificate. If this is accurate, please state so.

Response: We have added this disclosure.

38.Please prominently disclose that investors will be required to reinvest dividends or other distributions from the underlying funds. Otherwise, those distributions will be treated as withdrawals

Response: We have added this disclosure.

Ineligible Investments/Non-Compliant Investment Allocations (p. 20)

39.According to your cover letter, each Investment Portfolio will consist of a prescribed list of mutual or exchange-traded funds (“ETFs”) and the required allocation percentage for each fund. Because ETFs trade at market prices and may not be available in fractional shares and mutual fund investors will not know each Fund’s NAV ahead of taking withdrawals, it may be difficult for investors to precisely maintain the required allocations when they take a withdrawal or when they rebalance their Account each quarter. Please clarify if there is any acceptable tolerance range with which an investor can meet the allocation requirements.

Response: We have added this disclosure.

Certificate Owner Taxation (pp. 21)

40.Please disclose the tax consequences of exercising the Conversion Option.

Response: We have added this disclosure.

41.Tax-Qualified Accounts - Tax on Certain Distributions Relating to Tax-Qualified Accounts. Please confirm the ages associated with Required Minimum Distributions. Under the Secure Act 2.0, the age to start taking RMDs increased to 73 in 2023 (and not 2033 and disclosed on page 31).

Response: We confirm that the disclosures on page 31 regarding RMD distributions are accurate. No revisions have been made in response to this comment.

42.Please update the staff on the status of Jackson's pursuit of a private letter ruling concerning the Certificate. Please also clarify if the private letter ruling relates to the treatment of the Certificate Fee or if it relates only to any payments received once the Account Value is reduced to zero.

Response: A private letter ruling request will be filed with the IRS relating to both the treatment of Certificate Charges and to payments received once the Account Value is reduced to zero. With respect to Certificate Charges, the private letter ruling is expected to confirm that (1) Certificate Charges that an owner pays for a Certificate that is associated with a nonqualified account will give rise to after-tax cost basis in the Certificate that the owner will recover tax-free from any payments that are made from the Certificate after the Account Value reaches zero, and (2) the liquidation of assets in a qualified account to pay Certificate Charges for a Certificate that is associated with a qualified account will not give rise to a taxable event because the Certificate will be held as an asset of the qualified account and therefore the transaction will be treated as any other tax-deferred disposition and acquisition of assets within the qualified account.

43.We note your disclosure that Jackson is seeking a private letter ruling regarding the treatment of the CDA and that while there is some uncertainty you intend to treat the Certificate as an annuity for federal tax purposes. Please provide a tax opinion covering the material federal tax consequences of owning the certificate particularly when the Account Value is reduced to zero. See Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A of CF Staff Legal Bulletin No. 19.

Response: A tax opinion covering the material federal tax consequences of owning the Certificate, particularly when the Account Value is reduced to zero, will be filed with a pre-effective amendment prior to going effective.

Distribution of Certificates (p. 18)

44.The prospectus states that “[t]here may be tax and Certificate implications, including adverse effects on Certificate benefits, if you elect to have such fees withdrawn directly from the Certificate. Please describe these consequences earlier and more prominently in the prospectus. Also, if there are ways to avoid these consequences, such as paying these fees from another pool of assets or the cash account, please state so.

Response: New disclosure has been added to the Annual Fee Allowance section of the prospectus.

Part II

45.Please file updated Powers of Attorney relating specifically to this registration statement. See Rule 483 under the Securities Act.

Response: Updated Powers of Attorney will be filed with a pre-effective amendment prior to going effective.

Please contact me at (517) 331-4262 if you have any questions or require additional information.

THE INFORMATION IN THE PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED. [NAME TBD] CONTINGENT DEFERRED ANNUITY Issued by Jackson National Life Insurance Company® The date of this prospectus is __________, 2023. This prospectus contains information about [TBD], a contingent deferred annuity (the "Certificate") issued by Jackson National Life Insurance Company (“Jackson®”) that you should know before investing. Currently, the Certificate is offered to investors who have engaged a registered investment advisor ("RIA") to provide advice on the management of their investment account ("Account") at a Financial Institution approved by us. This prospectus is a disclosure document and describes all of the Certificate’s material features, benefits, rights, and obligations of annuity purchasers under the Certificate. The description of the Certificate’s material provisions in this prospectus is current as of the date of this prospectus. If certain material provisions under the Certificate are changed after the date of this prospectus, in accordance with the Certificate, those changes will be described in a supplemented prospectus. It is important that you also read the Certificate and endorsements, which may reflect additional non-material state variations. Jackson's obligations under the Certificate are subject to our financial strength and claims-paying ability. The information in this prospectus is intended to help you decide if the Certificate will meet your investment and financial planning needs. The[TBD] Certificate is an annuity with a Guaranteed Minimum Withdrawal Benefit ("GMWB") designed to help support your retirement income needs or other long-term investment goals. An investor who purchases the Certificate (the "Owner") is required to maintain an investment Account at a financial institution that is approved by Jackson. The Owner may only invest in an eligible Investment Portfolio, as designated by Jackson under the Certificate, and must maintain the Investment Portfolio's assets in accordance with our investment allocation requirements. The Owner owns and controls the assets in the Account, not Jackson. The GMWB guarantees an annual level of guaranteed income in the form of lifetime withdrawals (the "Guaranteed Annual Withdrawal Amount" or "GAWA") (which will never be less than your Required Minimum Distribution ("RMD"), if applicable) each year after the person (or the younger person under joint & survivor coverage) on whose life the GMWB is based (the "Covered Person(s)") has reached attained age 60 ("Minimum Activation Age"). The GAWA is guaranteed even if the value of the Account drops to zero, other than due to a withdrawal taken before the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age (an "Early Withdrawal"), a withdrawal that exceeds the total GAWA or RMD, if applicable, on the date of the withdrawal (an "Excess Withdrawal"), or election of a Conversion Option which requires the transfer of all Account Value for conversion into guaranteed annuity payments. You should not purchase this CDA if you intend to take regular withdrawals in excess of the GAWA (or any RMDs) or do not intend to take periodic withdrawals. The Certificate is available for use in Non-Qualified Accounts, Qualified Accounts, Traditional IRAs, SEP IRAs, and Roth IRAs. The Certificate is a complex insurance vehicle. Investors should speak with a financial professional about the Certificate's features, benefits, risks, and fees, and whether the Certificate is appropriate for the investor based upon his or her financial situation and objectives. The Certificate does not provide tax deferral benefits to Non-Qualified Accounts and provides no other tax benefit than that already provided under the Internal Revenue Code for Qualified Accounts, Traditional IRAs, SEP IRAs, and Roth IRAs. Jackson is located at 1 Corporate Way, Lansing Michigan, 48951. The telephone number is [ ]. Jackson is the principal underwriter for these Contracts. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the distributor of the Contracts. The Certificate is subject to rules regarding withdrawals, Contributions, investment allocations, and other matters relating to your Account. Violating these rules, or exceeding the limits established by these rules, may significantly reduce the value of the GMWB, and may even cause your Certificate (and the GMWB) to terminate. See "Key Facts" beginning on page 1 for more information. An investment in this Contract is subject to risk including the possible loss of principal . See “Risk Factors” beginning on page 6 for more information. Neither the SEC nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. It is a criminal offense to represent otherwise. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state where this is not permitted.

TABLE OF CONTENTS KEY FACTS ..................................................................................................................................................................... 1 SUMMARY ....................................................................................................................................................................... 2 RISK FACTORS .............................................................................................................................................................. 6 GLOSSARY ..................................................................................................................................................................... 10 THE CERTIFICATE ........................................................................................................................................................ 13 Owner .............................................................................................................................................................................. 13 Covered Person ............................................................................................................................................................. 13 Assignment ..................................................................................................................................................................... 14 Guaranteed Minimum Withdrawal Benefit ................................................................................................................. 14 Guaranteed Withdrawal Balance ............................................................................................................................. 15 Withdrawals ................................................................................................................................................................. 15 Subsequent Contributions ........................................................................................................................................ 17 Step Up ........................................................................................................................................................................ 17 Account Value is Zero ................................................................................................................................................ 18 Required Minimum Distributions under Certain Tax Qualified Accounts (“RMDs”) ......................................... 18 Early, Excess, and Inadvertent Activation Withdrawals ........................................................................................... 19 Death of Owner or Covered Person ........................................................................................................................... 20 Divorce ............................................................................................................................................................................. 21 Conversion Option ......................................................................................................................................................... 22 Termination ..................................................................................................................................................................... 23 PURCHASING THE CERTIFICATE ............................................................................................................................ 23 Initial Contribution .......................................................................................................................................................... 24 Subsequent Contributions ............................................................................................................................................ 24 Maximum Total Contributions ....................................................................................................................................... 24 Free Look ........................................................................................................................................................................ 24 CERTIFICATE CHARGE ............................................................................................................................................... 24 Annual Fee Allowance ................................................................................................................................................... 26 INVESTMENT REQUIREMENTS ................................................................................................................................. 26 Investment Portfolios ..................................................................................................................................................... 27 Allocation Drift ................................................................................................................................................................ 28 Ineligible Investments/Non-Compliant Investment Allocations ............................................................................... 28 Financial Institution ........................................................................................................................................................ 29 TAXES ............................................................................................................................................................................... 29 CERTIFICATE OWNER TAXATION .......................................................................................................................... 30 Non-Qualified Accounts - Separate Treatment of a Certificate and an Account .............................................. 30 Non-Qualified Accounts - Treatment of Benefit Payments under a Certificate ................................................. 30 Non-Qualified Accounts - Your Account .................................................................................................................. 31 Non-Qualified Accounts - Payment of the Certificate Charges ........................................................................... 31 Non-Qualified Accounts - Transfers, Assignments, or Designation of Payees ................................................. 31 Tax-Qualified Accounts - General Discussion ........................................................................................................ 31 Tax-Qualified Accounts - Types of Tax-Qualified Accounts .................................................................................. 32 Tax-Qualified Accounts - Tax on Certain Distributions Relating to Qualified Accounts ................................... 32 OTHER TAX MATTERS ............................................................................................................................................... 33

Definition of Spouse ................................................................................................................................................... 33 Annuity Purchases by Nonresident Aliens and Foreign Corporations ............................................................... 34 Medicare Tax ............................................................................................................................................................... 34 Foreign Account Tax Compliance Act ("FATCA") .................................................................................................. 34 Tax Law Changes ....................................................................................................................................................... 34 JACKSON TAXATION ................................................................................................................................................. 34 OTHER INFORMATION ................................................................................................................................................. 34 General Account ............................................................................................................................................................. 34 Distribution of Contracts ............................................................................................................................................... 34 AARP ............................................................................................................................................................................... 35 Modification of Your Certificate .................................................................................................................................... 35 Confirmation of TransactionsStatements ................................................................................................................... 35 State Variations .............................................................................................................................................................. 35 Legal Proceedings ......................................................................................................................................................... 36 JACKSON ........................................................................................................................................................................ 36 CAUTION REGARDING FORWARD-LOOKING STATEMENTS ......................................................................... 36 RISKS RELATED TO OUR BUSINESS AND INDUSTRY ...................................................................................... 36 OUR BUSINESS ............................................................................................................................................................. 55 Overview ......................................................................................................................................................................... 55 Our Product Offerings by Segment ............................................................................................................................ 56 Distribution and Operations ......................................................................................................................................... 58 Risk Management ......................................................................................................................................................... 61 Reinsurance ................................................................................................................................................................... 64 Regulation ...................................................................................................................................................................... 64 Environmental, Social and Governance .................................................................................................................... 71 Human Capital Resources ........................................................................................................................................... 72 Properties ....................................................................................................................................................................... 74 Information About Our Executive Officers ................................................................................................................. 74 Executive Compensation ............................................................................................................................................. 77 Security Ownership of Certain Beneficial Owners ................................................................................................... 100 Certain Relationships and Related Party Transactions ........................................................................................... 101 MANAGEMENT’S DISCUSSION AND ANALYSIS .................................................................................................. 105 FINANCIAL STATEMENTS .......................................................................................................................................... 106 APPENDIX A (CALCULATION EXAMPLES) ............................................................................................................ A-1 APPENDIX B (STATE VARIATIONS) ......................................................................................................................... B-1 APPENDIX C (HISTORICAL INVESTMENT PORTFOLIOS) ................................................................................. BACK COVER ................................................................................................................................................................. D-1

KEY FACTS • The Certificate has no surrender value or cash value. • Account assets are subject to negative investment performance, and the Certificate does not guarantee against a loss of principal and/or a loss of previously earned interest on those assets. • The Certificate guarantees that you may take withdrawals up to the greater of the Guaranteed Annual Withdrawal Amount ("GAWA") or your Required Minimum Distribution ("RMD"), if applicable, from your Account each year after the Covered Person (or youngest Covered Person, if applicable) has reached the Minimum Activation Age of 60. All other withdrawals (other than withdrawals to pay the Certificate Charge covered by the Annual Fee Allowance) are either Early Withdrawals or Excess Withdrawals. You should not purchase this Certificate if you plan to take withdrawals before the Covered Person (or youngest Covered Person, if applicable) has reached the Minimum Activation Age or in excess of the GAWA or RMD amount, if greater, because such Early Withdrawals or Excess Withdrawals may significantly reduce the value of the GMWB or even cause the Certificate (and the GMWB) to terminate. • The longer you wait before making the first withdrawal after the Minimum Activation Age (the "Activation Date"), the less time you have to benefit from the GMWB because as time passes, your life expectancy is reduced. On the other hand, the longer you wait to trigger the Activation Date, the greater your GAWA may be, due to positive investment performance and/or a higher GAWA%. You should carefully consider when to trigger the Activation Date. • If the Certificate Charge is not paid, the Certificate will terminate, and no future GAWA payments will be made, even if the Account Value reduces to zero. • If the Account assets cease to meet our investment requirements (including certain periodic rebalancing requirements) or your Account is no longer at an approved Financial Institution or you do not provide us with the information necessary to monitor the investments in your Investment Portfolio, the Certificate will terminate and no future GAWA payments will be made, even if the Account Value reduces to zero. • Until your Account Value is reduced to zero, any withdrawals under the Certificate are withdrawals of your own money from your Account. Payments are only made by Jackson when Account Value drops to zero for any reason other than an Early or Excess Withdrawal, or election of the Conversion Option. • You will begin paying a fee we charge for the administration of the Certificate and the GMWB ("the "Certificate Charge") as of the date we issue the Certificate to you, rather than as of the date you start making withdrawals. Thus, you could be paying the Certificate Charge for many years before realizing the benefit of the GMWB guarantees under the Certificate. If you never make withdrawals, you will have paid the Certificate Charge without having realized the benefit of the guarantees under the Certificate. We will not refund the Certificate Charges you have paid if you choose to never make withdrawals. In addition, if the Account Value is never reduced to zero, the Company's payment obligations under the Certificate will not be triggered, and you will have paid the Certificate Charge without having received any payments from Jackson. • The Certificate Charge is in addition to any fee you pay to a registered investment advisor, and any expenses that are deducted from the underlying funds in your Account, including management fees, distribution and/or service (12b-1) fees, and other expenses. • Your receipt of any payments under the Certificate is subject to our financial strength and claims paying ability. • The Certificate does not provide tax deferral benefits, beyond those already provided under the Internal Revenue Code, as amended, for Qualified Accounts, or any tax deferral for individuals purchasing outside a Qualified Account. • The Certificate may not be available in every state. This prospectus does not constitute an offering in any jurisdiction in which such offering may not lawfully be made. • There have been relatively few contracts introduced to date that offer the kind of benefit available under the Certificate, and the tax consequences of owning the Certificate are uncertain. Although the Internal Revenue Service has issued private letter rulings concerning products similar to the Certificate, these rulings are not binding on the Internal Revenue Service with respect to the Certificate. Jackson is pursuing its own private letter ruling concerning the Certificate, but such private letter ruling has not yet been issued. If and when such private letter ruling is issued, only Jackson will be able to rely on it in any potential action by the Internal Revenue Service. Accordingly, you should consult a tax advisor before you purchase a Certificate. Please see "Certificate Owner Taxation" beginning on page 30 for more information. 1

SUMMARY [NAME TBD] is a Contingent Deferred Annuity (“CDA”). The Certificate is designed to protect investors who are concerned that, either because of withdrawals (other than Early or Excess Withdrawals) and/or poor market performance, their Account may be depleted during their lifetime. Put another way, the Certificate provides a limited form of insurance against outliving your assets. If you comply with the conditions of the Certificate, we will provide you a guaranteed level of annual income for the life of one or more Covered Persons, even if your Account Value drops to zero. The guaranteed level of annual income is established when a Covered Person who is age 60 or older (the youngest Covered Person when the Joint and Survivor Option is elected) takes the first partial withdrawal from their Account. We call the date of that first withdrawal the Activation Date. On the Activation Date, your Guaranteed Annual Withdrawal Amount percentage is locked-in (based on your attained age or the youngest Covered Person's attained age at that time), and the initial Guaranteed Annual Withdrawal Amount ("GAWA") is established. We guarantee that the greater of the GAWA or your Required Minimum Distribution ("RMD"), if applicable, can be withdrawn each Certificate Year after the Activation Date for the life of the Covered Person(s). If your Account Value drops to zero due to withdrawals of the GAWA or RMD, if greater, and/or poor investment performance and/or permitted fee deductions (fees covered by the "Annual Fee Allowance"), we will continue to make payments to you of at least the same GAWA each Certificate Year, provided the Certificate remains in-force. If the value of assets in your Account (the "Account Value") are sufficient to pay the GAWA, GAWA payments are in the form of withdrawals from your Account. If your Account Value drops to zero for any reason other than an Early or Excess Withdrawal, Jackson will continue the GAWA payments from its assets. This means that if your Account Value is reduced to zero, any withdrawals under the Certificate are withdrawals of your own money from your Account. Payments are only made by Jackson when Account Value drops to zero for any reason other than an Early or Excess Withdrawal, or election of the Conversion Option. We treat any portion of a withdrawal (or cumulative withdrawals) in a Certificate Year that exceeds the greater of the GAWA or RMD, if applicable, to be an Excess Withdrawal. Excess Withdrawals may significantly reduce your GAWA, and could terminate the Certificate if an Excess Withdrawal causes your Account Value to drop zero. In order to fully realize the protections under the Certificate, you should limit the amount you withdraw from your Account in any given Certificate Year to your GAWA (or RMD, if greater). Your GAWA can increase after the Activation Date due to automatic Step-Ups of the Guaranteed Withdrawal Balance (GWB), and/or any subsequent contributions, if permitted. Your GAWA can decrease after the Activation Date due to Excess Withdrawals. Such decreases could be substantial. All Early Withdrawals will reduce the value of your Guaranteed Withdrawal Balance ("GWB") and any future GAWAs. An Early Withdrawal that causes your Account Value to drop to zero will terminate the Certificate, and no future GAWA payments will be made. If your Account Value drops to zero due to investment performance and fee deductions covered by the Annual Fee Allowance before the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age of attained age 60, the Activation Date will be the date the Account Value drops to zero. In this scenario, we will use the the youngest Attained Age band to determine your locked-in your GAWA percentage, and then determine your GAWA payment. For more information on the GAWA and the GAWA percentages (including applicable Attained Age bands), see the GAWA table on page 15. The Certificate does not provide a guarantee that your Account Value will not decline. Investment Requirements: You are required to invest the assets in your Account in an approved Investment Portfolio. You can choose from among multiple approved Investment Portfolios, each of which is subject to different investment allocation requirements. Each Investment Portfolio has a different Certificate Charge. You must make your initial allocation election at or prior to the Certificate Date. Each Investment Portfolio's investment requirements are designed to minimize the risk to the Company that we will be required to pay the GAWA from our own assets. You may change your Investment Portfolio election at any time to any Investment Portfolio currently available for election. If you change your Investment Portfolio, we will begin assessing the new Certificate Charge on the date of your reallocation to the new Investment Portfolio. Changing your Investment Portfolio does not impact the guarantees of your Certificate. You are required to rebalance your Account allocations quarterly on February 1, May 1, August 1, and November 1 ("the Required Rebalance Dates"), or the next Business Day following those dates if those dates fall on a non-Business Day, in order to conform with our investment requirements. You must maintain your Account at an approved Financial Institution. 2

You must provide or give us access to (through your approved Financial Institution),~~us with~~ the information we deem necessary, in our discretion, to monitor the investments in your Investment Portfolio.

If you or your Financial Institution do not comply with these requirements, we will notify you as described in this prospectus. If you do not take timely corrective action, we will terminate your Certificate, and no future GAWA payments will be made, even if your Account Value drops to zero.

Guaranteed Withdrawal Balance. The Guaranteed Withdrawal Balance ("GWB") is the amount we use to calculate your Guaranteed Annual Withdrawal Amount. The GWB is established for the sole purpose of determining the GAWA. The GWB is not an Account Value and cannot be withdrawn as a lump sum or otherwise. On the Certificate Date, the GWB is equal to your initial Contribution. After the Certificate Date, the GWB is increased dollar-for-dollar (net of any applicable taxes) for any subsequent Contribution, and by any automatic Step-Up that occurs on a Certificate Anniversary. A Step-Up is a Certificate feature under which we automatically increase the GWB to reflect increases in the Account Value due to positive investment performance during the Certificate Year. This means your GWB (and your GAWA) can increase after the Activation Date. For more information on Step-Ups, please see "*Step-Up*" on page 17. The GWB can never be more than $10 million (including upon Step-Up). The GWB is reduced by each withdrawal, as discussed below under "Withdrawals" and in more detail later in the prospectus.

Guaranteed Annual Withdrawal Amount. The Guaranteed Annual Withdrawal Amount ("GAWA") (or the RMD, if greater) is the maximum amount you can withdraw from the Account each Certificate Year after the Activation Date (in addition to the Certificate Charge covered by the Annual Fee Allowance) without reducing the GAWA in future Certificate Years. If the Account Value drops to zero for any reason other than an Early Withdrawal, Excess Withdrawal, or election of the Conversion Option, the GAWA, net of any applicable taxes, will be paid annually from the Company's assets through the life of the last surviving Covered Person. On the Activation Date, the GAWA is equal to the Guaranteed Withdrawal Balance (GWB) multiplied by the GAWA percentage (the "GAWA%"). The GAWA% is locked-in at the earlier of (1) the Activation Date, and (2) the date the Account Value drops to zero for any reason other than an Early Withdrawal, Excess Withdrawal, or election of the Conversion Option. The GAWA% is determined using the attained age of the Covered Person (or youngest Covered Person, if applicable), upon (1) or (2), above, according to the following:

Attained Age	Standard GAWA%	Joint and Survivor GAWA%
60-64	4.00%	3.50%
65-69	5.00%	4.50%
70-74	5.25%	4.75%
75+	5.50%	5.00%

If the Account Value drops to zero (for any reason other than an Early Withdrawal, Excess Withdrawal, or election of the Conversion Option) before the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age of attained age 60, the GAWA will be determined using the youngest Attained Age band in the table above.

Your GAWA can increase after the Activation Date due to automatic Step-Ups, and/or any subsequent contributions, if permitted. Your GAWA can decrease after the Activation Date due to Excess Withdrawals. Such decreases could be substantial.

Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways:

- ***Early Withdrawals.*** Withdrawals taken prior to the Minimum Activation Age are considered Early Withdrawals, and cause the GWB to be reduced in the same proportion that the Account Value is reduced on the date of the withdrawal. This means if you take an Early Withdrawal of 10% of your Account Value, your GWB will also be reduced by 10%. This means that if you take an Early Withdrawal, it is possible that your GWB will be decreased by more than the amount of the withdrawal; in other words, on more than a dollar-for-dollar basis. Such decreases could be substantial. Any decrease in the GWB due to an Early Withdrawal will result in a lower GAWA on the Activation Date, and an Early Withdrawal may even terminate the Certificate.
- ***Guaranteed Annual Withdrawal Amounts.*** Withdrawals taken on or after the Activation Date that do not cause the cumulative total of all withdrawals taken in the Certificate Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced by the dollar amount of the withdrawal. The GAWA is unchanged.

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- ***Excess Withdrawals.*** Any portion of a withdrawal taken on or after the Activation Date that causes the cumulative total of all withdrawals taken in the Certificate Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB and GAWA to be reduced in the same proportion as the Account Value for the portion of the withdrawal considered to be an Excess Withdrawal. Any portion of the withdrawal not exceeding the greater of the GAWA or RMD, if applicable, will cause the GWB to be reduced by the dollar amount of that portion of the withdrawal. **In recalculating the GWB and GAWA, the GWB and GAWA could be reduced by more than the dollar amount of the withdrawal. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, if applicable, in a Certificate Year may have a significantly negative impact on the value of this benefit.**

For examples illustrating the impact of various types withdrawals at different times during your Certificate's life cycle on your GWB and GAWA values, please see Appendix A, Examples 4, 5, 7 and 8, beginning on page A-1.

Certificate Charge. We assess a charge for the benefits provided under the Certificate. We refer to this charge as the "Certificate Charge." The withdrawal of the Certificate Charge from your Account Value will reduce the investment return of your Account. The Certificate Charge is expressed as an annual percentage of the GWB. The percentage varies depending on which Investment Portfolio option you elect (see table below). For more information about the GWB, please see "*Guaranteed Withdrawal Balance*" beginning on page 15. For more information on the different Investment Portfolio options, please see "Investment Portfolios" beginning on page 27. The Certificate Charge compensates us for costs associated with providing the Guaranteed Minimum Withdrawal Benefit under the Certificate, expenses associated with administration of the Certificates, certain acquisition expenses including marketing expenses, and risks we assume in connection with the Certificates.

Certificate Charge

Investment Portfolio	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
Tier 1	1.35%	2.35%	0.10%
Tier 2	~~1.45%~~1.50%	2.65%	0.10%
Tier 3	1.75%	3.00%	0.10%
Charge Basis	GWB		
Charge Frequency	Quarterly		

On each fifth Certificate Anniversary, we reserve the right to increase the Certificate Charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the table above. If the Certificate Charge is to increase, a notice will be sent to you 45 days prior to the Certificate Anniversary. If we elect not to increase the Certificate Charge on any fifth Certificate Anniversary, the earliest date on which the Certificate Charge is eligible to be increased again is the next fifth Certificate Anniversary.

The Certificate Charge is due following each calendar quarter (on the first Business Day after the conclusion of the calendar quarter to which the charge applies) for as long as your Account Value is greater than zero. Account withdrawals made in a Certificate Year for the purpose of paying the Certificate Charge (including any incidental charges assessed by your Financial Institution as part of the withdrawal) are covered by the Annual Fee Allowance and will not be considered withdrawals for the purpose of calculating any GMWB values.

The first Certificate Charge will be prorated from the Certificate Date to the end of the first calendar quarter. Upon termination of the Certificate, the Certificate Charge is prorated for the period since the last quarterly charge.

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Certificate Overview Certificate Contingent deferred annuity certificate Minimum Initial Contribution $50,000 Minimum Subsequent Contributions $500 Please note: subsequent Contributions are permitted in the first Certificate Year only. Issue Ages 50 - 80 Minimum Activation Age 60 Account Value The market value of a Certificate Owner's Account as of the close of any Business Day Covered Person(s) The life or lives on which guaranteed payments are based. If the Certificate Owner is a natural person, then the Certificate Owner is the Covered Person. If the Certificate Owner is a legal entity, the Annuitant (or Annuitants if the Joint and Survivor Option is elected) is the Covered Person(s). Up to two Covered Persons are permitted, but in the event there is more than one Covered Person, the Covered Persons must be spouses as defined by federal law. On Qualified Account Certificates, the Annuitant and the contingent Annuitant will each be considered a Covered Person. On Non-Qualified Account Certificates, the Certificate Owner and sole spousal Account beneficiary or spousal joint Certificate Owners will each be considered a Covered Person. The Covered Person(s) may not be subsequently changed. Guaranteed Annual Withdrawals Once the Covered Person (or youngest Covered Person, if applicable) reaches the Minimum Activation Age, you may withdraw the greater of the GAWA or RMD, if applicable, all at once or in multiple withdrawals throughout the Certificate Year while your Account Value is greater than zero. Once your Account Value falls to zero, for any reason other than an Early Withdrawal or Excess Withdrawal, we will pay you the GAWA annually for the remainder of your life (and your spouse's life if the Joint and Survivor Option is elected). Investment Requirements You must invest your full Account Value in an approved Investment Portfolio option and in compliance with our investment allocation requirements. You are required to rebalance your Account on the Required Rebalance Dates to maintain compliance with your elected Investment Portfolio allocation requirements. Failure to comply with the investment requirements of the Certificate may result in termination of your Certificate. Any withdrawals must be taken pro-rata from all underlying funds in the Investment Portfolio. Charges and Expenses You will bear the following charges and expenses: • Certificate Charge; and • Premium and Other Taxes. Please note: the Certificate Charge is in addition to any fee you pay to a registered investment advisor, and any expenses that may be deducted from the underlying funds in your Account, including management fees, distribution and/or service (12b-1) fees, and other expenses. Free Look Provision You may cancel your Certificate by providing written notice to us within ten calendar days of the Certificate Date. In some states, the Free Look period may be longer. Please see the front page of your Certificate for the Free Look period that applies to your Certificate. If you cancel your Certificate during this period, we will refund any Certificate Charge paid. 5

RISK FACTORS The purchase of the Certificate and the features you elect involve certain risks. You should carefully consider the following factors, in addition to considerations listed elsewhere in this prospectus, prior to purchasing the Certificate. You may lose money. An investment in a contingent deferred annuity is subject to the risk of loss. You may lose money, including the loss of principal. You may never receive GAWA payments from the Company's assets, as provided under the Certificate, because your Investment Portfolio may perform sufficiently well. The Certificate's GMWB includes several restrictions, including investment allocation restrictions and restrictions on the amount of withdrawals you may make without reducing your Guaranteed Withdrawal Balance ("GWB") and Guaranteed Annual Withdrawal Amount ("GAWA"). These requirements are designed to reduce the risk that we will be required to make GAWA payments to you from our assets. These restrictions also might increase the likelihood that your Investment Portfolio will perform sufficiently well, such that even if you outlive your life expectancy there will be Account Value available to fund your desired lifetime GAWA. If the value of the Account assets is never reduced to zero, the Company's payment obligations under the Certificate will not be triggered, and you will have paid the Certificate Charge without having received any GAWA payments from the Company. The date you start taking withdrawals from your Account may impact the amounts you receive under the Certificate. The longer you wait to set the Activation Date, the less likely you will benefit fully from the GMWB, due to decreasing life expectancy as you age. You will also be paying for a benefit you are not using. On the other hand, the longer you wait to set the Activation Date, the more opportunities you will have to increase your GWB through the operation of automatic Step-Ups. Waiting longer to set your Activation Date could also result in a higher GAWA percentage, which would result in a higher GAWA payment. You should, of course, carefully consider when to set the Activation Date and begin taking withdrawals, but there is a risk that you will not begin taking withdrawals at the most financially opportune time. You should also remember that the Certificate Charge begins accruing on the effective date of the Certificate (the "Certificate Date"), even if you do not begin taking withdrawals from your Account for many years, or ever, and whether or not we ever make GAWA payments to you from our assets. If you choose never to take withdrawals, and/or if you never receive any payment of the GAWA from our assets, you will not receive a refund of the Certificate Charges you have paid. You may die before your Account Value is reduced to zero. If you (or you and your spouse if the Joint and Survivor Option is elected) die before the Account Value is reduced to zero, neither you nor your estate will ever receive any payments of the GAWA from our assets. Instead, the source of any amounts you may have withdrawn will have been your own contributions (adjusted for investment performance). The Certificate does not have any cash value, surrender value, or provide a death benefit. Furthermore, even if you begin to receive payments of the GAWA from our assets, you may die before receiving an amount equal to or greater than the amount you have paid in Certificate Charges. You may take Early Withdrawals or Excess Withdrawals which will reduce your GMWB values, and may even terminate, the Certificate (and the GMWB). The Certificate is not a short-term investment. The Certificate is designed as a long-term investment to provide lifetime withdrawal benefits to protect you from outliving the assets in your Account. Due to the long-term nature of the Certificate guarantee, there is a risk that you may encounter a financial situation in which you need to take withdrawals in excess of the GAWA or prior to the Minimum Activation Age. In addition, dividends and capital gains generated by the Account that are distributed to you (i.e. not automatically reinvested) are considered withdrawals from the Account, and may contribute to an Early Withdrawal (to the extent they predate the Minimum Activation Age) or Excess Withdrawal to the extent they exceed the GAWA or RMD, if applicable, when added to other withdrawals you have taken that Certificate Year. Early Withdrawals and/ or Excess Withdrawals can substantially decrease the value of the Certificate's GMWB: • Early Withdrawals will reduce your GWB in the same proportion that the Account Value is reduced on the date of the withdrawal. For example, if an Early Withdrawal reduces your Account Value by 10%, your GWB will also be 6 reduced by 10%. This means that if you take an Early Withdrawal, it is possible that your GWB will be decreased by more than the dollar amount of the withdrawal; in other words, on more than a dollar-for-dollar basis. Such decreases could be substantial. Any decrease in the GWB due to any Early Withdrawal will result in a lower GAWA on the Activation Date. An Early Withdrawal may even terminate the Certificate. • Excess Withdrawals will reduce your GWB and GAWA in the same proportion that the Account Value is reduced on the date of the withdrawal. This means if an Excess Withdrawal reduces your Account Value by 10%, your GWB and GAWA will also be reduced by 10%. This reduction could be substantially more than the actual dollar amount of the withdrawal. Your reduced GAWA will not be eligible for any increase unless your make a subsequent Contribution, if permitted, or your GWB is increased through the operation of an automatic Step-Up. An Excess Withdrawal may even terminate the Certificate. We will notify you of any withdrawal from your Account that we consider an Early Withdrawal or Excess Withdrawal. If you do not follow the procedure for reinvesting that withdrawal within the required time limit thereafter, it will be treated as an Early Withdrawal or Excess Withdrawal, as applicable. Please see "Early, Excess, and Inadvertent Activation Withdrawals" beginning on page 19. Also, please keep in mind that for any withdrawal that you make from your Account, federal and state income taxes will apply, and if the withdrawal is from a Qualified Account, a 10% federal tax penalty may also apply if you have not yet reached age 59 1/2. A Step-Up to your GWB does not guarantee an increase in your GAWA, and all withdrawals (especially Excess Withdrawals) reduce the likelihood that Step-Ups will increase your GAWA. Each Certificate Anniversary before your Account Value drops to zero, your GWB is eligible for an annual reset called a “Step- Up.” If, on such Certificate Anniversary, your Account Value is greater than your GWB, your GWB will be stepped-up to equal your Account Value. Immediately after any Step-Up that occurs after your Activation Date, your GAWA will be recalculated to equal the greater of (a) your stepped-up GWB multiplied by the GAWA%, or (b) your GAWA immediately prior to the Step- Up. If your stepped-up GWB multiplied by the GAWA% is greater, your GAWA will increase. If not, your GAWA will remain the same, even though the GWB was stepped-up. If a Step-Up increases your GWB, but not the GAWA, the impact of the Step-Up is to increase the Certificate Charge, which is calculated as a percentage of the GWB, with little or no additional benefit to you. It is important to note that all withdrawals from your Account (including GAWA withdrawals and withdrawals to pay Certificate Charges) make it less likely that future Step-Ups to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Account Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportionate reduction to your GWB and may cause your GWB to be reduced by even more than the amount withdrawn. You may cancel the Certificate prior to a severe market downturn. If you cancel the Certificate, we no longer have any obligation to make GAWA payments to you, even if your Account Value drops to zero. If you were to cancel your Certificate prior to a severe market downturn, you would not receive any GAWA payments. Therefore, you would have foregone the benefit of your guarantee in a market scenario in which such guarantee may be of significant value to you. Your investments may experience a higher return if you were not subject to the Certificate's investment requirements. Only certain investments are available under the Certificate. The eligible investments may be more conservative than other investments otherwise available to you. These investment requirements are designed to minimize risk to the Company that we will be required to pay the GAWA to you out of our assets, by reducing the likelihood that your Account Value will drop to zero. If you were not subject to the investment constraints under the Certificate, you might instead purchase other investments (such as other mutual or exchange traded funds) that experience higher growth or lower losses than the permitted eligible investments. You should consult your financial professional to assist you in determining whether the permitted assets are suited for your financial needs and risk tolerance. Of course, if you were to reallocate or transfer the investments in your Account so that you are no longer invested in the eligible investments, we would terminate your Certificate and any future GAWA payments, even if the Account Value were to drop to zero. 7

We may remove a Financial Institution from our list of approved Financial Institutions at any time. If we do so, you must move your Account to an approved Financial Institution. Your Certificate will terminate, including any future GAWA payments, even if the Account Value were to drop to zero, unless you (i) move your Account to an approved Financial Institution within 90 calendar days of the date we send notice of our disapproval of your then current Financial Institution, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate. In addition, your Certificate will terminate, including all future GAWA payments, even if the Account Value were to drop to zero, if the disapproved Financial Institution is the custodian or sponsor of your IRA, or the custodian or trustee of another Qualified Account and that custodian/sponsor/trustee discontinues its services unless (i) you replace the custodian/sponsor/trustee within 90 calendar days of discontinuance of service, and (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times. You have the right to move your Account to another Financial Institution from our list of approved Financial Institutions at any time, provided you maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times. Different Financial Institutions may assess different fees and charges for their services. If you transfer your Account to another Financial Institution, you may be subject to higher fees and charges associated with maintaining your Account. Your payment of the Certificate Charge from your Account may have tax consequences and affect the benefits provided under your Certificate. There may be tax consequences if you elect to liquidate assets in your Account to pay the Certificate Charge. In the case of a Qualified Account, a 10% federal tax penalty may also apply if you have not yet reached age 59 ½. You should consult your tax advisor before doing so. You should consult your tax advisor, and financial advisor before purchasing a Certificate. The GAWA may not be sufficient to cover your particular needs, and even with Step-Ups, may not keep pace with inflation. There is no guarantee that the GAWA provided under the Certificate will be sufficient to cover your particular needs and expenses. Moreover, while the GMWB's Step-Up feature may provide protection against inflation when there are strong investment returns that coincide with the availability of a Step-Up, the GMWB does not protect against any loss of purchasing power due to inflation that is provided by the GMWB's guaranteed annual lifetime income payments. 9

Covered Person. The Covered Person is the natural person (or persons) whose life or lives are covered by the GMWB under the Certificate. If the Owner is a natural person, then the Owner is the Annuitant and the Covered Person. If the Owner is a legal entity, the Annuitant is the Covered Person. If the Owner is an entity and there are joint Annuitants, each joint Annuitant will be considered a Covered Person. When the Joint and Survivor Option is elected on Qualified Accounts, the Annuitant and the contingent Annuitant will each be considered a Covered Person. When the Joint and Survivor Option is elected on a Non-Qualified Account, the Certificate Owner and sole spousal Account beneficiary, or the spousal joint Owners, will each be considered a Covered Person. The Covered Person(s) may not be subsequently changed. Assignment. To the extent allowed by state law, we reserve the right to refuse assignments at any time on a non- discriminatory basis. You may request to assign this Certificate by sending a signed, dated request to our Customer Care Center. The assignment will take effect on the date we approve it, unless you specify another date, subject to any payments made or actions taken by us prior to our approval. Your right to assign the Certificate is subject to the interest of any assignee. If the Certificate is issued pursuant to a qualified plan, it may not be assigned except under such conditions as may be allowed under the plan and applicable law. Generally, an assignment or pledge of a non-qualified annuity is treated as a distribution. The Owner of the Certificate must also be the Owner of the Account, so an assignment of the Account may also be required in connection with an assignment of the Certificate. Jackson assumes no responsibility for the validity or tax consequences of any assignment. We encourage you to seek legal and/ or tax advice before requesting any assignment. State Variations. This prospectus describes the material rights and obligations under the Certificate. There may be some variations to the general description in this prospectus, where required by specific state laws. Please refer to your Certificate for specific variations applicable to you. All state variations will be included in your Certificate and any endorsements to your Certificate. For a list of material state variations, please refer to Appendix B. Guaranteed Minimum Withdrawal Benefit. The GMWB is designed to help investors manage their lifetime income needs. In planning for lifetime income needs, investors face uncertainties as to (i) how much income their investments will produce, and (ii) how long they will live and need to withdraw income from those investments. The GMWB is designed to help investors manage these uncertainties. The GMWB does not guarantee that the GAWA will be sufficient to cover any individual’s particular needs. Moreover, the GMWB does not assure that you will receive any positive return on your investments and/or that your Account Value will not lose money due to negative investment performance. While the GMWB's Step-Up feature may provide protection against inflation when there are strong investment returns that coincide with the availability of a Step-Up, the GMWB does not protect against any loss of purchasing power due to inflation that is provided by the GMWB's guaranteed annual lifetime income payments. Also, it is important to note that withdrawals from your Account (including GAWA withdrawals) make it less likely that future Step-Ups to your GWB (if any) will increase your GAWA. This is because all withdrawals reduce your Account Value and GWB. It is also important to note that Excess Withdrawals may significantly reduce the likelihood that your GAWA will increase due to a Step-Up, as Excess Withdrawals (unlike GAWA withdrawals) result in a proportional reduction to your GWB and may cause your GWB to be reduced by even more than the amount withdrawn. The following description of this Guaranteed Minimum Withdrawal Benefit ("GMWB") is supplemented by the examples in Appendix A. Subject to certain conditions, the Certificate guarantees annual lifetime income payments called the Guaranteed Annual Withdrawal Amount ("GAWA") regardless of the performance of the investments in the Account, subject to the following: • The guarantee lasts for the lifetime of the Covered Person or if the Joint and Survivor Option is elected, the lifetime of the last surviving Covered Person. • GAWA withdrawals begin on the Activation Date, which is the date you take the first withdrawal from your Account (other than for payment of the Certificate Charge covered by the Annual Fee Allowance) once the Covered Person (or youngest Covered Person, if applicable) has reached the Minimum Activation Age. • The Guaranteed Withdrawal Balance ("GWB"), which is the value used to calculate the GAWA, will automatically "step up" to the current Account Value on each Certificate Anniversary if the current Account Value on that Certificate Anniversary is greater than the GWB. An increase in your GWB may increase your GAWA in the new Certificate Year. 14

• When we issue your Certificate we will deliver a copy of the prospectus that includes the notice of change of GAWA % in the form of a prospectus supplement to you. You will have until the end of the Free Look period to cancel your Certificate by providing notice to us pursuant to the provisions of the Free Look section (please see “Free Look” on page 24). The actual GAWA% applicable to your Certificate will be reflected in your Certificate Data Pages. The GAWA% applicable to your Certificate will not change for the life of the Certificate. Recalculation of the GWB and/or the GAWA due to Withdrawals. Withdrawals cause the GWB and/or GAWA to be recalculated in the following ways: • Recalculation of the GWB upon Early Withdrawals. Withdrawals taken prior to the Minimum Activation Age are considered Early Withdrawals, and cause the GWB to be reduced in the same proportion that the Account Value is reduced on the date of the withdrawal. For example, if you take an Early Withdrawal of 10% of your Account Value, your GWB will also be reduced by 10%. This means that if you take an Early Withdrawal, it is possible that your GWB could be decreased by more than the amount of the withdrawal; in other words, on more than a dollar-for-dollar basis. Such decreases could be substantial. Any decrease in the GWB due to an Early Withdrawal will result in a lower GAWA on your Activation Date. Early Withdrawals may even terminate the Certificate. • Recalculation of the GWB upon GAWA Withdrawals. Withdrawals taken on or after the Activation Date that do not cause the cumulative total of all withdrawals taken in the Certificate Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced by the dollar amount of the withdrawal, but will not trigger a recalculation of the GAWA. • Recalculation of the GWB and GAWA upon Excess Withdrawals. Any portion of a withdrawal taken on or after the Activation Date that causes the sum of all withdrawals taken in the Certificate Year to exceed the greater of the GAWA or the RMD, if applicable, will cause the GWB to be reduced proportionally as follows: ◦ The dollar-for-dollar portion (DFD Portion) of the partial withdrawal is equal to the greater of (1) the GAWA at the time of the partial withdrawal or the RMD, less all prior partial withdrawals made in the current Certificate Year, or (2) zero. ◦ The Proportional Reduction Factor for the partial withdrawal is defined to be: • The GWB is reduced to equal the greater of the GWB prior to the partial withdrawals less the DFD Portion, reduced for the Excess Withdrawal in the same proportion as the Account Value is reduced (i.e. GWB prior to the Excess Withdrawal, reduced for the DFD portion, then multiplied by the Proportional Reduction Factor); or zero. • The GAWA is reduced for the Excess Withdrawal in the same proportion as the Account Value is reduced (i.e. the GAWA prior to the Excess Withdrawal is multiplied by the Proportional Reduction Factor). ◦ In recalculating the GWB and GAWA, both values could be reduced by more than the withdrawal amount; in other words, on more than a dollar-for-dollar basis. Therefore, please note that withdrawing more than the greater of the GAWA or RMD, if applicable, in any Certificate Year may have a significantly negative impact on the value of the GMWB and could even cause the Certificate to terminate, in which case, no future GAWA payments would be made, even if the Account Value drops to zero. Neither Early Withdrawals nor Excess Withdrawals will ever change the GAWA%. For examples illustrating the impact of various types withdrawals at different times during your Certificate's life cycle on your GWB and GAWA values, please see Appendix A, Examples 4, 5, 7 and 8, beginning on page A-1. For certain Qualified Accounts, withdrawals greater than the GAWA are permitted in order to meet the applicable RMD without compromising the Certificate’s guarantees. Examples 4 and 5 in Appendix A supplement this description. Because the intervals for the GAWA and RMDs are different, namely Certificate Years versus calendar years, and because RMDs are subject to other conditions and limitations, if your Account is a Qualified Account, please see “RMD NOTES” on page 18, for more information. 16 attained age that the deceased youngest Covered Person would have been if they had survived. Upon the death of the surviving Covered Person, the Certificate will terminate and no future GAWA payments will be made. Please note: upon the death of any Covered Person, the Company must be notified and may require due proof of the death. If the Company makes any payments of the GAWA between the date of death of the last Covered Person and the date notification of death is received by the Company, those payments must be returned to the Company. Divorce. A transfer or withdrawal of Account Value made in connection with a divorce settlement may constitute an Early Withdrawal or Excess Withdrawal, depending upon the amount and when it occurs. If a divorce occurs between the Covered Person and their spouse, the following provisions apply: Divorce Before Activation Date. If the divorce occurs before the Activation Date: • If the sole Covered Person becomes or remains the sole owner of the Account, the Certificate will be unaffected by the divorce. • If the former spouse who is not a Covered Person becomes sole owner of the Account: ◦ The Certificate Owner may request the Certificate to be reissued with the former spouse as the Certificate Owner and Covered Person. All requirements for a new sale of a Certificate would apply, including redetermination of the GMWB values using the GAWA% in effect for new sales on the date of reissue. ◦ In the absence of a request to reissue to the former spouse, the Certificate will terminate and no future GAWA payments will be made, even if the Account Value drops to zero. • If the Account is divided between the former spouses: ◦ The Certificate Owner may request the Certificate to be reissued as one or two new Certificates. All requirements for a new sale of a Certificate would apply, including redetermination of the GMWB values using the GAWA% in effect for new sales on the date of reissue.. ◦ In the absence of a request to reissue as one or two new Certificates, the Certificate will terminate and no future GAWA payments will be made, even if the Account Value drops to zero. • If the Joint and Survivor Option is elected and the joint spousal Covered Lives divorce, and one of the former spouses dies prior to the Account Value reducing to zero, and spousal continuation is not permitted under federal law, the Certificate will terminate and no future GAWA payments will be made, even if the Account Value drops to zero, unless prior to the date of death, we had reissued the Certificate to one or both former spouses. Divorce After Activation Date. If the Divorce occurs on or after the Activation Date, we will comply with any applicable law or court order regarding the Certificate with one exception: if the applicable law or court order divides either the Account Value or GAWA payments being made under the Certificate, and multiple payees are demanded, the Certificate will terminate as of the date of the demand for multiple payees, and no future GAWA payments would be made, even if the Account Value drops to zero. Effect of Divorce on Joint and Survivor Option. Notwithstanding any potentially contrary provision in the Certificate or this prospectus, joint life benefits will be payable under the Joint and Survivor Option only if all of the following requirements are satisfied: 1. The Joint and Survivor Option was elected as of the Certificate Date, 2. The Covered Persons are spouses (within the meaning of federal tax law) on the Certificate Date and on the date that the first death of a Covered Person occurs, 3. In the case of a Non-Qualified Plan Certificate, the surviving Covered Person must be eligible to continue the Certificate under Section 72(s)(3) of the Internal Revenue Code, as amended (which generally means that such surviving Covered Person must be the owner of the Certificate or treated as the sole “designated beneficiary” within the meaning of Section 72(s)(4) of the Internal Revenue Code, as amended), 4. In the case of a Qualified Plan Certificate: a. the Qualified Plan must be the named beneficiary under the Certificate, b. the surviving Covered Person must be the sole designated beneficiary of the Qualified Plan, and 21

c. the surviving Covered Person must be eligible to (and elect to) treat the Qualified Plan as their own for federal income tax purposes. If all of the foregoing requirements (as applicable) are not satisfied, then upon the first death of the Covered Lives the Certificate will terminate and no GAWA payments will be made. Conversion Option. At any time after the first Certificate Year, you may transfer your Account Value to the Company for conversion to guaranteed annuity payments that will not be less than those that would be provided by the application of an equivalent amount to purchase a single premium immediate annuity contract from the Company at purchase rates the Company offered on the annuity date to annuitants in the same class as the Annuitantat the greater of the minimum guaranteed purchase rates or the current new business rates. The Account Value, net of any prorated Certificate Charge, will be used as the annuitization value. This option can only be elected after the first Certificate Year. All Account Value must be transferred for conversion under this option. We will not permit partial conversions of less than the full Account Value. Liquidating Account assets in a conversion may have tax consequences. Those tax consequences differ depending on whether you have a Qualified Account or a Non-Qualified Account. Generally, for a Non-Qualified Account, exercising the Conversion Option would be taxable to the same extent as liquidating that Account (or any other investment account held outside of Jackson) for any other reason, then applying the proceeds to a Single Premium Immediate Annuity. The cost basis for purposes of determining how the annuity payments would be taxed would equal the amount converted plus any fees the Certificate Owner previously paid under the Certificate. For a Qualified Account, exercising the Conversion Option is a non-taxable event converting an IRA to an IRA annuity. You should consult your tax advisor before electing a conversion. Upon conversion, no future GAWA payments will be made. Please note: it is possible that annual annuity payment amounts made pursuant to the Conversion Option could be less than the GAWA you would otherwise have been entitled to under the Certificate. Conversion Annuity Payment Options. The Annuitant is the person whose life we look to when we make annuity payments under the Conversion Option (each description assumes that you are the Owner and Annuitant). The following annuity payment options may not be available in all states. Each annuity payment option will be administered as fixed payments. Option 1 - Life Income. This annuity payment option provides monthly payments for your life. No further payments are payable after your death. Thus, it is possible for you to receive only one payment if you die prior to the date the second payment is due. If you die after you exercise the Conversion Option but before the first monthly payment, the amount allocated to the annuity payment option will be paid to your Beneficiary. Option 2 - Joint and Survivor. This annuity payment option provides monthly payments for your life and for the life of another person (usually your spouse) selected by you. Upon the death of either person, the monthly payments will continue during the lifetime of the survivor. No further payments are payable after the death of the survivor. If you and the person who is the joint life both die after you exercise the Conversion Option but before the first monthly payment, the amount allocated to the annuity payment option will be paid to your Beneficiary. Option 3 - Life Annuity With at Least 120 or 240 Monthly Payments. This annuity payment option provides monthly payments for the Annuitant’s life, but with payments continuing to the Beneficiary for the remainder of 10 or 20 years (as you select) if the Annuitant dies before the end of the selected period. If the Beneficiary does not want to receive the remaining guaranteed payments, a single lump sum may be requested, which will be equal to the present value of the remaining guaranteed payments (as of the date of calculation) discounted at an interest rate that will be equal to the rate used to calculate the initial payment. Option 4 - Income for a Specified Period. This annuity payment option provides monthly payments for any number of years from 5 to 30. If the Beneficiary does not want to receive the remaining guaranteed payments, a single lump sum may be requested, which will be equal to the present value of the remaining guaranteed payments (as of the date of calculation) discounted at an interest rate that will be equal to the rate used to calculate the initial payment. Additional Options - We may make other annuity payment options available. No withdrawals are permitted during the income phase under an annuity payment option that is life contingent. 22 under federal law), each of whom is between the ages of 50 - 80 on the Certificate Date. You must hold an Account through a Financial Institution approved by us to purchase the Certificate. All Accounts, including Qualified Accounts and Non-Qualified Accounts, must be maintained by a Financial Institution approved by us at all times. Your RIA need not be affiliated with the Financial Institution that maintains your Account. Initial Contribution. • The minimum amount required to purchase the Certificate is $50,000. Subsequent Contributions. • Each subsequent Contribution must be at least $500. Subsequent Contributions are permitted in the first Certificate Year only. We reserve the right to refuse any subsequent Contributions on a non-discriminatory basis. If subsequent Contributions are made after the first Certificate Year, we will send notice to the Certificate Owner of the impermissible Contribution amount. The Certificate Owner will have ten Business Days from the date the notice is mailed to remove the impermissible Contribution amount (the Contribution amount that was made after the first Certificate Anniversary) from their Account. Upon confirmation of the removal of the impermissible Contribution amount from the Account within the required timeframe, the GMWB values will be adjusted as if the impermissible Contribution amount had not been added to the Account. If the impermissible Contribution amount is not removed within the required timeframe, the Company will terminate the Certificate, and no future GAWA payments will be made, even if the Account Value drops to zero. Maximum Total Contributions. • The sum of all Contributions under the Certificate may not exceed $1,000,000 without our prior approval. We reserve the right to waive minimum and maximum Contribution amounts in a non-discriminatory manner. Our right to restrict Contributions to $1,000,000, or to a lesser maximum amount may affect the benefits under your Contract. If Contributions exceed $1,000,000 without our prior approval, we will send notice to the Certificate Owner of the impermissible Contribution amount. The Certificate Owner will have ten Business Days from the date the notice is mailed to remove the impermissible Contribution amount (the amount that exceeds the maximum limit of $1,000,000) from their Account. Upon confirmation of the removal of the impermissible Contribution amount from the Account within the required timeframe, the GMWB values will be adjusted as if the impermissible Contribution amount had not been added to the Account. If the impermissible Contribution amount is not removed within the required timeframe, the Company will terminate the Certificate, and no future GAWA payments will be made, even if the Account Value drops to zero. Free Look. You may cancel your Certificate by providing written notice to us within ten calendar days after receiving it. In some states, the Free Look period may be longer. Please see the front page of your Certificate for the Free Look period that applies to your Certificate. If you cancel your Certificate during this period, we will refund any Certificate Charge paid. CERTIFICATE CHARGE We assess a charge for the benefits provided under the Certificate. We refer to this charge as the "Certificate Charge." The withdrawal of the Certificate Charge from your Account Value will reduce the investment return of your Account. The charge may be a lesser amount where required by state law or as described below, but will not be increased except as explicitly noted. We expect to profit from the Certificate Charge. You may pay the Certificate Charge from your Account Value or from other assets that you own. If you choose to pay the Certificate Charge from your Account Value, you must withdraw the Certificate Charge proportionally from the underlying funds in your Account. If you do not pay the applicable Certificate Charge when it is due, we will send you a late notice. If we do not receive the applicable Certificate Charge within ten Business Days from mailing the late notice, your Certificate will be terminated (as of the date the Certificate Charge was due), and no future GAWA payments will be made, even if the Account Value drops to zero. 24

The Certificate Charge is expressed as an annual percentage of the Guaranteed Withdrawal Balance ("GWB"). The percentage varies depending on which Investment Portfolio option you elect (see table below). For more information about the GWB, please see "*Guaranteed Withdrawal Balance*" beginning on page 15. For more information on the different Investment Portfolio options, please see "Investment Portfolios" beginning on page 27. The Certificate Charge compensates us for costs associated with providing the Guaranteed Minimum Withdrawal Benefit under the Certificate, expenses associated with administration of the Certificates, certain acquisition expenses including marketing expenses, and risks we assume in connection with the Certificates.

Certificate Charge			
Investment Portfolio	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
Tier 1	1.35%	2.35%	0.10%
Tier 2	1.50%	2.65%	0.10%
Tier 3	1.75%	3.00%	0.10%
Charge Basis	GWB		
Charge Frequency	Quarterly		

Certificate Charge			
Investment Portfolio	Current Annual Charge	Maximum Annual Charge	Maximum Increase to Annual Charge (at one time)
Tier 1	1.00%	2.00%	0.10%
Tier 2	1.15%	2.30%	0.10%
Tier 3	1.40%	2.80%	0.10%
Charge Basis	GWB		
Charge Frequency	Quarterly		

The Certificate Charge is due following each calendar quarter (on the first Business Day after the conclusion of the calendar quarter to which the charge applies) for as long as your Account Value is greater than zero. The first Certificate Charge will be prorated from the Certificate Date to the end of the first calendar quarter. Upon termination of the Certificate, the charge is prorated for the period since the last quarterly charge.

On each fifth Certificate Anniversary, we reserve the right to increase the charge, subject to the applicable maximum annual charge and maximum increase to annual charge, as shown in the table above. If the Certificate Charge is to increase, a notice will be sent to you 45 days prior to the Certificate Anniversary. If we elect not to increase the charge on any fifth Certificate Anniversary, the earliest date on which the charge is eligible to be increased again is the next fifth Certificate Anniversary.

You will continue to pay the charge through the earlier date that your Account Value drops to zero or the Certificate is terminated. Because the charge varies based upon your Investment Portfolio election, if you elect to switch Investment Portfolios, your charge will change. Upon election of the new Investment Portfolio, the new applicable Certificate Charge will be reflected in your confirmation. The Certificate Charge assessed each calendar quarter will be weighted by the number of days spent in each Investment Portfolio during that calendar quarter over the total number of days in the calendar quarter. The quarterly Certificate Charge is calculated as the weighted annual Certificate Charge divided by four and multiplied by the GWB. Please see below for an example of how the Certificate Charge is calculated when you have been in more than one Investment Portfolio during a calendar quarter.

The Certificate Charge assessed for each Investment Portfolio will be equal to $A \times B \times C \div D$, where:

A = GWB at the end of the Business Day on the last day of the calendar quarter;

B = The respective quarterly Certificate Charge for the Investment Portfolio;

C = The number of days during the calendar quarter that the Account was invested in the respective Investment Portfolio; and

D = The total number of days in the calendar quarter.

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On each calendar quarter, the total Certificate Charge assessed will be the prorated sum of each Investment Portfolio’s Certificate Charges as calculated above. Example: Your Certificate is issued on March 1st and you invest $100,000 in the Tier 1 Investment Portfolio that has a 1.00% annual Certificate Charge (0.25% quarterly). On July 22nd, you reallocate your Account into the Tier 2 Investment Portfolio that has a 1.15% annual Certificate Charge (0.2875% quarterly). Your Certificate Charge amount at the end of the next calendar quarter is equal to your GWB at the end of the Business Day on the last day of that calendar quarter multiplied by the calculated quarterly Certificate Charge percentage, which will be calculated based on the number of days during the calendar quarter that you were allocated to each Investment Portfolio. Your Certificate Charges for the first 3 calendar quarters of your Certificate are calculated as follows: • On April 1st, your first Certificate Charge is assessed for the first calendar quarter. Your GWB is $100,000, your Certificate was active for 31 days (March 1st to March 31st), during which your Account was in the Tier 1 Investment Portfolio, and there are 90 days (January 1st to March 31st) in the first calendar quarter. The Certificate Charge percentage for this charge is equal to 0.25% * 31 / 90 = 0.0861%. The Certificate Charge assessed is $100,000 * 0.0861% = $86.10. • On July 1st, your second Certificate Charge is assessed for the second calendar quarter. Your GWB is $100,000, your Account was in the Tier 1 Investment Portfolio for 91 days (April 1st to June 30th), which is the entire second calendar quarter. The Certificate Charge percentage for this charge is equal to 0.25% * 91 / 91 = 0.2500%. The Certificate Charge assessed is $100,000 * 0.2500% = $250.00. • On October 1st, your third Certificate Charge is assessed for the third calendar quarter. Your GWB is $100,000, your Account was in the Tier 1 Investment Portfolio for 21 days (July 1st to July 21st) and in the Tier 2 Investment Portfolio for 71 days (July 22nd to September 30th) during the calendar quarter. There are 92 days (July 1st to September 30th) in the third calendar quarter. The Certificate Charge percentage for this charge is equal to (0.25% * 21 / 92) + (0.2875% * 71 / 92) = 0.2789%. The Certificate Charge assessed is $100,000 * 0.2789% = $278.90. Please note: the Certificate Charge is in addition to any fee you pay to a registered investment advisor, and any expenses that are deducted from the underlying funds in your Account, including management fees, distribution and/or service (12b-1) fees, and other expenses. Annual Fee Allowance. Account withdrawals made in a Certificate Year for the purpose of paying the Certificate Charge, up to a maximum of 3.00% annually are covered by the Annual Fee Allowance and will not be considered withdrawals for the purpose of calculating any GMWB values. Any brokerageincidental feescharges deducted from your Account by your Financial Institution as part of an Account withdrawal to pay the Certificate Charge, in connection with reallocations between Investment Portfolios, or as part of a required rebalancing of Investment Portfolio allocations (as described below under "Allocation Drift") are also covered by the Annual Fee Allowance. We will establish procedures to verify that a withdrawal is part of the Annual Fee Allowance. Amounts properly deducted as part of the Annual Fee Allowance are not treated as withdrawals and will not contribute to the calculation of Early Withdrawals and/or Excess Withdrawals. Please note that advisory fees paid to a third party financial professional are not covered by the Annual Fee Allowance. The Certificate is not designed to be advisory fee friendly, and should you choose to pay advisory fees to a third party financial professional by withdrawing those fees from your Account, they will be treated as a withdrawal under the terms of the Certificate, and depending upon the timing and amount of the withdrawal, may reduce your GWB and GAWA by more than the amount of the withdrawal, and may even terminate your Certificate. For more information about how withdrawals impact your Certificate values, please see "Withdrawals" beginning on page 15. You should consider whether it would be more beneficial to pay advisory fees to a third party financial professional from assets other than the Account and discuss this with your financial professional. INVESTMENT REQUIREMENTS Your Account must be held at an approved Financial Institution. Only assets covered by your Certificate may be held in the Account. 26

Investment Portfolios. You are required to invest the assets in your Account in an Investment Portfolio available under the Certificate. There are multiple Investment Portfolios to choose from, each of which have different investment allocation requirements, and a different Certificate Charge. You may only allocate your assets according to the requirements of one Investment Portfolio at any given time. You may change your Investment Portfolio election at any time to any Investment Portfolio currently available for election. If you change your Investment Portfolio, we will begin assessing the new Certificate Charge on the date your Account Value is reallocated to the new Investment Portfolio. Changing your Investment Portfolio does not impact the guarantees under your Certificate.

Each Investment Portfolio represents a different balance of exposure to equity investments. Each Investment Portfolio has investment requirements, which are designed to minimize the risk to the Company that we will be required to pay the GAWA from our own assets by reducing the likelihood your Account Value will drop to zero. Neither we nor our our affiliates receive compensation in connection with the selection of underlying investment requirements of the Investment Portfolios.

As of the date of this prospectus, the following Investment Portfolios are available:

[TO BE UPDATED BY AMENDMENT]

Asset Class	Underlying Fund	Investment Portfolio Allocation Requirements		
		Tier 1	Tier 2	Tier 3
Total Equity		**45.00**	**60.00**	**75.00**
Total US Equity		**26.75**	**34.00**	**41.50**
US Large Equity	TBD	TBD	TBD	TBD
US Large Equity	TBD	TBD	TBD	TBD
US Large Equity	TBD	TBD	TBD	TBD
US Mid Equity	TBD	TBD	TBD	TBD
Total Non-US Equity		**18.25**	**26.00**	**33.50**
International Equity	TBD	TBD	TBD	TBD
Emerging Market Equity	TBD	TBD	TBD	TBD
Total Fixed Income		**55.00**	**40.00**	**25.00**
Investment Grade Bond	TBD	TBD	TBD	TBD
Investment Grade Bond	TBD	TBD	TBD	TBD
Investment Grade Bond	TBD	TBD	TBD	TBD
Investment Grade Bond	TBD	TBD	TBD	TBD
High Yield Bond	TBD	TBD	TBD	TBD
Emerging Market Bond	TBD	TBD	TBD	TBD
Total		**100.00**	**100.00**	**100.00**

From time to time, new Investment Portfolios may be made available, and/or existing Investment Portfolios may be removed from the list currently available for election. In the event that an Investment Portfolio to which you are currently allocated is removed, you will be permitted to remain allocated to that Investment Portfolio for as long as you wish. We will never force you out of an Investment Portfolio election, even if your Investment Portfolio is removed from the list of currently available Investment Portfolios. However, if you choose to elect a different Investment Portfolio, you will only be permitted to elect an Investment Portfolio currently available for election at the time you make your election. This means that you would not be able to re-elect your original Investment Portfolio at a later date if it was no longer on the list of currently available Investment Portfolios. As of the date of this prospectus, each available Investment Portfolio consists of the same underlying exchange-traded funds ("ETF"), with varying investment allocation requirements. As a result, if after purchase, you are not satisfied with a particular underlying ETF, your only options are to continue holding the underlying ETF consistent with the investment allocation requirements or to terminate the Certificate.

In the event that Investment Portfolios are added ore removed, we will file a supplement to this prospectus providing notice of the change in available Investment Portfolios. At any time, you can find an up to date list of the currently available Investment Portfolios with underlying allocation requirements at [VANITY URL].

27

Please note: Any dividends or distributions from the underlying funds that are not reinvested in the Account will be treated as withdrawals under the Certificate. You should consult with your financial professional and tax advisor to assist you in determining which Investment Portfolio is suited to your financial needs and risk tolerance. Replacing an Underlying Fund. We may replace an underlying fund in an Investment Portfolio if the underlying fund's sponsor changes or discontinues the underlying fund or if the underlying fund's strategy or other features materially change such that it no longer reflects the allocation requirements outlined for the Investment Portfolio. In replacing an underlying fund in this limited scenario, we will attempt to select a new underlying fund that is reasonably similar to the original underlying fund. In the event we replace an underlying fund for an existing Investment Portfolio, we will file an amendment to this prospectus with the Securities and Exchange Commission. We will notify you of such replacement. If an underlying fund is replaced, you must reallocate your Account consistent with your elected Investment Portfolio's new investment requirements, including the addition of the replacement underlying fund within ten Business Days of the date we mail you notice of the replacement or your Certificate will be terminated, and no future GAWA payments will be made, even if the Account Value drops to zero. Complying with the new investment requirements could entail payment of higher fees on those investments, and may also have adverse tax implications. Replacement of an underlying fund triggers a requirement that you fully rebalance your Investment Portfolio consistent with our allocation investment requirements. Cash Account. In order to facilitate withdrawals or the payment of Certificate Charges from your Account, you are permitted to hold up to the greater of your GAWA or RMD, if applicable, in your Account as cash without triggering any rebalancing requirements. This cash amount will be exempt from the allocation requirements of your elected Investment Portfolio. If the GAWA has not yet been determined, then for purposes of the cash account, we will calculate a hypothetical GAWA for by using your attained age (or the youngest Covered Person's attained age if the Joint and Survivor Option is elected), or, if you (or the youngest Covered Person, if applicable) have not yet reached age 60, we will calculate a hypothetical GAWA using the youngest "Attained Age" band in the GAWA Table found on page 15. Allocation Drift. Market performance can cause the allocations in your Investment Portfolio to drift out of compliance with our investment allocation requirements. To address any allocation drift, we require you to rebalance your Account quarterly on the Required Rebalance Dates in order to conform with our investment requirements. The Required Rebalance Dates are February 1st, May 1st, August 1st, and November 1st or the next Business Day following those dates if those dates fall on a non-Business Day. If you do not rebalance your allocations on the Required Rebalance Dates, we will send you a notice. No later than ten Business Days after the mailing of that notice, you must perform the required rebalancing. If you fail to do so, the Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero. When assessing whether your Investment Portfolio is properly rebalanced consistent with our investment allocation requirements, we will consider each asset class of your Investment Portfolio separately. If the sum of all allocation percentages in an asset class is less than 0.50% higher or lower than the target allocation percentage for that asset class, you will be considered compliant with the investment allocation requirements. No action is required during the time period between each regularly scheduled rebalancing if, due to market performance, the investment allocations deviate from our requirements. Ineligible Investments/Non-Compliant Investment Allocations. Your Account must be held at an approved Financial Institution. Only assets covered by your Certificate may be held in the Account. You must allocate your Account assets according to the investment allocation requirements associated with your elected Investment Portfolio. If ineligible investments are added to your Account, we will notify you with instructions to remove the ineligible investment(s) immediately. If the ineligible investments are not removed within ten Business Days after the mailing of the notice, the Company will terminate the Certificate, and no future GAWA payments will be made, even if the Account Value drops to zero. You may not reallocate your Account Value in a manner that is inconsistent with the requirements of your elected Investment Portfolio (including taking withdrawals from only one underlying fund rather than pro-rata from all underlying funds in the Investment Portfolio). If you make allocation changes that are inconsistent with the requirements of your elected Investment Portfolio, we will notify you with instructions to reallocate your Account consistent with your elected Investment Portfolio. If you do not bring your Account into compliance with the investment allocation requirements of your elected Investment 28

Portfolio within ten Business Days after the mailing of the notice, the Company will terminate the Certificate, and no future GAWA payments will be made, even if the Account Value drops to zero. Financial Institution. Your Account must be held at an approved Financial Institution at all times. A current list of approved Financial Institutions is available at [VANITY URL]. You have the right to move your Account to another approved Financial Institution at any time, provided you maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times and comply with all other applicable terms of the Certificate. Different Financial Institutions may assess different fees and charges for their services. If you transfer your Account to another Financial Institution, you may be subject to higher fees and charges associated with maintaining your Account. If you move your Account to an unapproved Financial Institution, we will send you a notice. You will have ten business days from the date we mail you that notice to transfer the Account to an approved Financial Institution or the Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero. We may remove a Financial Institution from the list of approved Financial Institutions at any time. If we remove a Financial Institution at which your Account is held, we will send you a notice. You must maintain compliance with the terms of the Certificate and transfer your Account from the disapproved Financial Institution to an approved Financial Institution within 90 calendar days from the date we mail our notice of disapproval. Different Financial Institutions may assess different fees and charges for their services. Consequently, if you are required to transfer from a disapproved Financial Institution to an approved Financial Institution, you may be subject to higher fees and charges associated with maintaining your Account. Your Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero, unless you (1) move your Account to an approved Financial Institution within 90 days of the date we send notice of disapproval, (2) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (3) comply with all other applicable terms of the Certificate. In the event of termination, we will provide written notice of such termination to the Certificate Owner. In addition, your Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero, if the Financial Institution that is the custodian, sponsor, or trustee of your Qualified Account and that custodian/sponsor/ trustee discontinues its services unless (i) you replace the custodian/sponsor/trustee within 90 days of discontinuance of service, (ii) maintain compliance with our investment requirements and provide or give us access to the information or data necessary to monitor the allocations of your Account at all times, and (iii) comply with all other applicable terms of the Certificate. Access to Account Information. You must provide or give us access to (through your approved Financial Institution), the data or information we deem necessary, in our discretion, to monitor the investments in your Investment Portfolio. If you or your Financial Institution do not provide (or cease providing) the data or information necessary to monitor the investments in your Investment Portfolio, we will send you a notice. No later than ten Business Days after the mailing of that notice, you must provide the required access to this data or information. If you fail to do so, the Certificate will terminate, and no future GAWA payments will be made, even if the Account Value drops to zero. TAXES The following is only a general discussion of certain federal income tax issues and is not intended as tax advice to any individual. Jackson does not make any guarantee regarding the tax status of any Certificate or any transaction involving the Certificates. It should be understood that the following discussion is not exhaustive and that other special rules may be applicable in certain situations. The discussion of tax treatment of the Certificate is applicable if and when annuity payments commence after the Account Value has been reduced to zero. Prior to that time, we believe that the tax treatment of transactions involving the assets of your Account (whether a Qualified Account or Non-Qualified Account), including redemptions, dispositions, and distributions with respect to such assets, should generally be the same as such treatment would be in the absence of a Certificate. Thus, for example, purchasing a Certificate will not cause the assets in your Account to be eligible for tax deferral by reason of those assets being held under an annuity contract for federal income tax purposes, because the Account assets are separate from the Certificate and are not treated as being held under the Certificate for federal income tax purposes. In general, this discussion does not address the tax treatment of transactions involving the investments in your Account. Moreover, no attempt has been made to consider any applicable state or other tax laws or to compare the tax treatment of the Certificates to the tax treatment of any other investment. You are responsible for determining whether your purchase of a Certificate, withdrawals, and any other transactions involving your Account or 29

[TO BE UPDATED BY AMENDMENT] Jackson National Life Insurance Company (“Jackson”), located at 1 Corporate Way, Lansing Michigan, is the issuer for this contract. Jackson National Life Distributors LLC (“JNLD”), located at 300 Innovation Drive, Franklin, Tennessee 37067, serves as the principal underwriter and distributor of the Certificates. JNLD is a wholly owned subsidiary of Jackson National Life Insurance Company. JNLD is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (“FINRA”). For more information on broker-dealers and their registered representatives, you may use the FINRA BrokerCheck program via telephone (1-800-289-9999) or the Internet (http://brokercheck.finra.org). JNLD may distribute the Contracts directly and also enters into selling agreements with broker-dealers or other financial institutions that are unaffiliated with us ("Selling Firms"). The Certificates are currently offered only to members of [____] who have engaged an approved registered investment advisor ("RIA") and have established an online account with [_____]. Selling Firms are responsible for delivery of various related disclosure documents and the accuracy of their oral description and appropriate recommendations of the purchase of the Certificates. Selling Firms do not have any legal responsibility to pay amounts that are owed under the Certificates. The obligations and guarantees under the Certificates are the sole responsibility of Jackson. JNLD will use its best efforts to sell the Certificates, but is not required to sell any number or dollar amount of Certificates. We may stop offering the Certificates at any time. Compensation Paid to Unaffiliated Selling Firms. No commissions are paid to Selling Firms that sell the Certificates. However, the Selling Firms or their representatives may charge you an investment advisory or similar fee under an agreement you have with them. The Selling Firms or their registered representatives/investment adviser representatives determine the amount of the fee that will be charged, and the amounts charged may vary. There may be tax and Certificate implications, including adverse effects on Certificate benefits, if you elect to have such fees withdrawn directly from the Certificate. Jackson may make payments to Selling Firms in recognition of marketing, distribution, and/or administrative support provided by the Selling Firms. Such compensation is subject to applicable state insurance law and regulation, FINRA rules of conduct and Department of Labor (“DOL”) rules and regulations. While such compensation may be significant, it will not result in any additional direct charge by us to you. The amount or structure of the compensation can create a conflict of interest as it may influence your Selling Firm and financial professional to present this Certificate over other investment alternatives. You may ask your financial professional about any variations and how they or their Selling Firm are compensated for selling the Certificate. AARP. The Certificates are offered exclusively to members of AARP. AARP is the nation's largest nonprofit, nonpartisan organization dedicated to empowering Americans 50 and older to choose how they live as they age. With a nationwide presence, AARP strengthens communities and advocates for what matters most to the more than 100 million Americans 50-plus and their families: health security, financial stability and personal fulfillment. AARP also works for individuals in the marketplace by sparking new solutions and allowing carefully chosen, high-quality products and services to carry the AARP name. AARP had and has no input in the design, SEC registration, distribution and administration of the Certificates. For a fee, AARP provides access to its membership, a license to use its brand and permission to place marketing materials on its website (subject to its right to review of any such materials). AARP has established a trust to serve as the Group Contract Holder. Such fee is not tied to the sales and/or distribution of the product. Modification of Your Certificate. Only our President, Vice President, Secretary or Assistant Secretary may approve a change to or waive a provision of your Certificate. Any change or waiver must be in writing. We may change the terms of your Certificate without your consent in order to comply with changes in any applicable state and federal regulations and laws, including provisions or requirements of the Internal Revenue Code. Statements. You will receive a written statement confirming Certificate activity. This statement will provide details about Certificate transactions that occurred since any prior statement was provided to you. It is important that you carefully review the information contained in the statements. If you believe an error has occurred, you must notify us in writing promptly upon receipt of the statement so that we can make any appropriate adjustments. State Variations. This prospectus describes the material rights and obligations under the Certificate. Certain provisions of the Certificate may be different from the general description in this prospectus due to variations required by state law. These differences include, among other things, free look rights, issue age limitations, and the general availability of certain features. 35

Example 4: This example demonstrates how GMWB values are re-determined upon withdrawal of the guaranteed amount (which is your GAWA, or for certain tax-qualified Contracts only, the RMD (if greater than the GAWA)). • Example 4a: This example demonstrates what happens if you withdraw an amount equal to your GAWA ($5,000) when your GWB is $100,000: ◦ Your new GWB is $95,000, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($5,000). ◦ Your GAWA for the next year remains $5,000, since you did not withdraw an amount that exceeds your GAWA. ◦ If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. • Example 4b: This example demonstrates what happens if you withdraw an amount equal to your RMD ($7,500), which is greater than your GAWA ($5,000) when your GWB is $100,000 and the RMD provision is in effect for your endorsement: • Your new GWB is $92,500, which is your GWB prior to the withdrawal ($100,000) less the amount of the withdrawal ($7,500). • Your GAWA for the next year remains $5,000, since your withdrawal did not exceed the greater of your GAWA ($5,000) or your RMD ($7,500). • If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. Example 5: This example demonstrates how GMWB values are re-determined upon withdrawal of an amount that exceeds your guaranteed amount (as defined in Example 4). • Example 5a: This example demonstrates what happens if you withdraw an amount ($8,000) that exceeds your GAWA ($5,000) when your Account Value is $130,000 and your GWB is $100,000: ◦ Your Excess Withdrawal is $8,000 - $5000 = $3,000. ◦ Your new Account Value is $130,000 - $8,000 = $122,000. ◦ Your new GWB is $92,720, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Account Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($8,000 - $5,000) / ($122,000 - $3,00030,000 - $5,000)) = $92,720]. ◦ Your GAWA is recalculated to equal $4,880, which is your current GAWA reduced in the same proportion that the Account Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($8,000 - $5,000) / ($122,000 + $3,000130,000 - $5,000)) = $4,880]. If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. • Example 5b: This example demonstrates what happens if you withdraw an amount ($8,000) that exceeds your GAWA ($5,000) when your Account Value is $105,000 and your GWB is $100,000: ◦ Your Excess Withdrawal is $8,000 - $5,000 = $3,000. ◦ Your new Account Value is $105,000 - $8,000 = $97,000. ◦ Your new GWB is $92,150, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Account Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($8,000 - $5,000) / ($97,000 + $3,000105,000 - $5,000)) = $92,150]. ◦ Your GAWA is recalculated to equal $4,850, which is your current GAWA reduced in the same proportion that the Account Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * A-2

(1 - ($8,000 - $5,000) / ($97,000 + $3,000105,000 - $5,000)) = $4,850]. If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. • Example 5c: This example demonstrates what happens if you withdraw an amount ($8,000) that exceeds your GAWA ($5,000) when your Account Value is $55,000 and your GWB is $100,000: ◦ Your Excess Withdrawal is $8,000 - $5,000 = $3,000. ◦ Your new Account Value is $55,000 - $8,000 = $47,000. ◦ Your new GWB is $89,300, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Account Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($8,000 - $5,000) / ($47,000 + $3,00055,000 - $5,000)) = $89,300]. ◦ Your GAWA is recalculated to equal $4,700, which is your current GAWA reduced in the same proportion that the Account Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1-($8,000-$5,000) / ($47,000 + $3,00055,000 - $5,000))=$4,700]. If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. • Example 5d: This example demonstrates what happens if you withdraw an amount ($5,001) that exceeds your GAWA ($5,000) when your Account Value is $130,000 and your GWB is $100,000: ◦ Your Excess Withdrawal is $5,001 - $5,000 = $1. ◦ Your new Account Value is $130,000 - $5,001 = $124,999. ◦ Your new GWB is $94,999.24, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Account Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($5,001 - $5,000) / ($124,999 + $1130,000 - $5,000)) = $94,999.24]. ◦ Your GAWA is recalculated to equal $4,999.96, which is your current GAWA reduced in the same proportion that the Account Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1 - ($5,001 - $5,000) / ($124,999 + $1130,000 - $5,000)) = $4,999.96]. ◦ If you continue to take annual withdrawals equal to your GAWA, when your Account Value is depleted payments equal to your GAWA would continue until the death of the last surviving Covered Person. • Example 5e: This example demonstrates what happens if you withdraw an amount ($5,001) that exceeds your GAWA ($5,000) when your Account Value is $55,000 and your GWB is $100,000: ◦ Your Excess Withdrawal is $5,001 - $5,000 = $1. ◦ Your new Account Value is $55,000 - $5,001 = $49,999. ◦ Your new GWB is $94,998.10, which is your GWB, first reduced dollar-for-dollar for any portion of the partial withdrawal not defined as an Excess Withdrawal (see below), then reduced in the same proportion that the Account Value is reduced by the Excess Withdrawal [($100,000 - $5,000) * (1 - ($5,001 - $5,000) / ($49,999 + $155,000 - $5,000)) = $94,998.10]. ◦ Your GAWA is recalculated to equal $4,999.90, which is your current GAWA reduced in the same proportion that the Account Value is reduced for the portion of the withdrawal that is in excess of the GAWA [$5,000 * (1-($5,001-$5,000) / ($49,999 + $155,000 - $5,000)) = $4,999.90]. • Notes: ◦ The Excess Withdrawal is defined to be the lesser of the total amount of the current partial withdrawal, or the amount by which the cumulative partial withdrawals for the current Certificate Year exceeds the greater of the GAWA or the RMD, as applicable. Example 6: This example illustrates how GMWB values are re-determined upon automatic Step-Up. • Example 6a: This example demonstrates what happens if at the time of Step-Up your Account Value is $200,000, your GWB is $90,000, and your GAWA is $5,000: A-3

APPENDIX C: HISTORICAL INVESTMENT PORTFOLIOS No historical investment portfolios are available at this time. C-1